March 31, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Austin Stephenson, Esq.

Re:	Merrimack Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-194312
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Merrimack Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-194312) (the “Registration Statement”), so that it may become effective at 4:30 p.m., Eastern time, on April 2, 2014, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Jeffrey A. Munsie
Jeffrey A. Munsie
Vice President and General Counsel

One Kendall Square  •  Suite B7201  •  Cambridge, MA 02139

Tel: (617) 441-1000 Fax: (617) 812-8122

www.merrimackpharma.com